UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2024

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly Held Company

Corporate Taxpayer’s ID (CNPJ) 02.558.157/0001-62

Company Registry (NIRE) 35.3.0015881-4

MINUTES OF THE 227th FISCAL COUNCIL’S MEETING OF TELEFÔNICA BRASIL S.A.

HELD ON MARCH 11th, 2024

1.   DATE, TIME AND VENUE: On March 11th 2024, at 11:00 a.m., held remotely as provided for in Article 17, sole paragraph of the Internal Rules of the Fiscal Council of Telefônica Brasil S.A. (“Company”).

2.   CALL NOTICE AND ATTENDANCE: The call was made in accordance with the Company’s Bylaws. The members of the Company’s Fiscal Council (“Fiscal Council”), who subscribe these minutes, were present, establishing quorum. Also were present, the Director of Corporate and Business Affairs, Mrs. Nathalia Pereira Leite, as the meeting Secretary.

3.       AGENDA AND RESOLUTION: After examining and deliberating on the matter in the Agenda, the present members of the Fiscal Council unanimously decided as follows:

3.1.  DECLARATION OF INTEREST ON CAPITAL: The proposal for the declaration of Interest on Capital (“IoC”) to be submitted to the Company’s Board of Directors, was appreciated in the following terms:

“The proposal to declare Interest on Capital (“IoC”) based on the balance sheet of February 29th, 2024, in the gross amount of R$ 300,000,000.00, corresponding to R$ 255,000,000.00 net of withholding income tax, was approved. The gross amount of IoC per share is equivalent to R$ 0.18153388831[1], of which R$ 0.15430380506[1] net of income tax.

The IoC credit will be carried out individually to the shareholders, based on the shareholding position in the Company’s records at the end of March 28th, 2024. After this date, the shares will be considered “ex-IoC”.

The IoC net amount will be included in the minimum mandatory dividend for fiscal year ending on December 31st, 2024, ad referendum to the Ordinary General Meeting to be held in 2025. The payment of this proceeds will be made by April 30th, 2025, with the Company’s Executive Board being responsible for setting the exact date.”

[1] The amount per share was calculated considering the shareholding position of 02.26.2024.

TELEFÔNICA BRASIL S.A.

Publicly Held Company

Corporate Taxpayer’s ID (CNPJ) 02.558.157/0001-62

Company Registry (NIRE) 35.3.0015881-4

MINUTES OF THE 227th FISCAL COUNCIL’S MEETING OF TELEFÔNICA BRASIL S.A.

HELD ON MARCH 11th, 2024

Unanimously, the members of the Fiscal Council approved the proposal, given that they consider it to be in compliance with the applicable legislation.

4.       CLOSING: There being no further matters to discuss, the meeting was adjourned, and these minutes were drawn up. São Paulo, March 11th, 2024.

_______________________________	_______________________________
Gabriela Soares Pedercini	Stael Prata Silva Filho
_______________________________	_______________________________
Luciana Doria Wilson	Nathalia Pereira Leite Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	March 14, 2024	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director